EXHIBIT 20
NEWS RELEASE	[CIGNA Logo]

Contact:	Gregory E. Deavens, Investor Relations — (215) 761-6128
Wendell Potter, Media Relations — (215) 761-4450

CIGNA Will Realign Service Operations and Record a Fourth
Quarter 2001 Restructuring Charge

PHILADELPHIA, January 9, 2002 /PR Newswire/ — As part of efforts underway to enhance service capabilities, CIGNA Corp. (NYSE: CI) announced today that it will realign service operations in its Employee Health Care, Life and Disability Benefits segment and record a fourth quarter 2001 after-tax charge of approximately $65 million ($100 million, pre-tax).

" The actions that we announce today are part of our strategic commitment to further improve service for our customers and members. As part of this initiative, we are moving health care customers to new service platforms and supporting technologies and consolidating existing health care service operations into regional service centers. These changes will result in greater efficiencies for our customers and reduced operating expenses in 2003 and beyond," said H. Edward Hanway, CIGNA's Chairman and Chief Executive Officer.

The $65 million after-tax charge relates predominantly to realignment and consolidation of service operations in CIGNA's Employee Health Care, Life and Disability Benefits segment operations. These changes will result in a net reduction of approximately 2,000 positions. The $65 million after-tax charge consists of approximately $33 million of severance costs and $32 million of facilities costs. Annual operating expense savings of $45-$55 million after-tax are expected to be realized in 2003 and beyond as a result of these actions.

Once all health care customers are transitioned to the new service platforms and supporting technologies, CIGNA expects its health care operations to have nine primary service centers along with several specialty service centers that will fulfill the service needs of the 14+ million consumers enrolled in CIGNA's medical benefit plans and the 13+ million dental members.

With the exception of this charge, CIGNA expects operating income1 for full year 2001 and 2002 to be in line with previous guidance, which excludes other non-recurring items2.

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1.

Operating income is defined as net income excluding after-tax realized investment results. Operating income is the measure of profitability used by CIGNA in evaluating segment results. It excludes the effects of realized gains and losses attributable to CIGNA's investment portfolio to present the underlying results of operations of CIGNA's businesses. Operating income is not determined in accordance with generally accepted accounting principles (GAAP) and should not be viewed as a substitute for net income determined in accordance with GAAP. Other companies may define operating income differently than does CIGNA.

2.

Non-recurring items include the accelerated recognition of gain on the sale of CIGNA's life reinsurance business, charges for the events of September 11, 2001, and gains on the sales of interests in the Japanese life insurance operation. Further information about these items is presented in CIGNA's Form 10-Q for the period ended September 30, 2001, which can be located on the company's web site (http://www.cigna.com/general/investor/secfilings.html).

        CIGNA Corp., headquartered in Philadelphia, and its subsidiaries constitute one of the largest publicly owned employee benefits organizations in the United States. Its subsidiaries are major providers of employee benefits offered through the workplace, including health care products and services; group life, accident and disability insurance; retirement products and services; and investment management. As of September 30, 2001, CIGNA Corp. and its subsidiaries had approximately 43,900 employees, consolidated assets of $88.7 billion and shareholders' equity of $5.3 billion. Full-year 2000 revenues totaled $20 billion. Web site: http://www.cigna.com

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        CIGNA and its representatives may from time to time make written and oral forward-looking statements, including statements contained in CIGNA’s filings with the Securities and Exchange Commission, in its reports to shareholders and in meetings with analysts and investors. These statements may contain information about financial prospects, economic conditions, trends and known uncertainties. CIGNA cautions that actual results could differ materially from those that management expects, depending on the outcome of certain factors. Some factors that could cause actual results to differ materially from the forward-looking statements include:

1.	increases in medical costs that are higher than anticipated in establishing premium rates in CIGNA's health care operations, including increased use and costs of medical services;

2.

increased medical, administrative, technology or other costs resulting from legislative, regulatory and litigation challenges to, and new regulatory requirements imposed on, CIGNA's health care business;

3.	heightened competition, particularly price competition, which could reduce product margins and constrain growth in CIGNA's businesses;

4.	significant reductions in customer retention;

5.	significant changes in interest rates;

6.	significant and sustained stock market declines which could, among other things, trigger payments contingent on certain variable annuity account values;

7.	significant deterioration in economic conditions, which could have an adverse effect on CIGNA's operations and investments; and

8.	changes in federal income tax laws.

This list of important factors is not intended to be exhaustive. There may be other risk factors that would preclude CIGNA from realizing the predictions made in the forward-looking statements. While CIGNA may periodically update this discussion of risk factors, CIGNA does not undertake to update any forward-looking statement that may be made by or on behalf of CIGNA prior to its next required filing with the Securities and Exchange Commission.